Exhibit (a)(2)(K)

Wheaton is Clearly a Superior Alternative: Reject Glamis

GOLDCORP + WHEATON

ROB MCEWEN



How Do You Make Small Fortune?

"Start with a large fortune invested in Goldcorp and accept the Glamis offer!"

Say no to:
Growth without earnings

Home > Profile

Biographical Profile
Robert R. McEwen

Rob McEwen is the Chairman and CEO of Goldcorp Inc., owner of the richest gold mine on the planet and one of the world's top 10 gold producers. Rob followed his father into the investment industry and also developed a passion for gold. In 1990 he jumped into the mining industry and since then has transformed a collection of small companies into a mining powerhouse. Since 1993, when Rob started restructuring Goldcorp, its market capitalization has grown from $60 million to over $3.0 billion and Goldcorp's share price has increased at 31% compound annual growth rate. In August 2000, Business Week named Goldcorp as 1 of the 50 most innovative companies on the web, worldwide! His efforts have been further recognized by the following awards:

Recent Awards and Recognition:

May 2004: Canadian Museum Association for "Outstanding Achievement Award"
Philanthropy Category

January 2003: The Northern Miner's "Mining Man of the Year" Award for 2002

September 2002: Ernst & Young's 2002 Ontario Entrepreneur of the Year Award
in the Energy Category

August 2002: Canadian Business - Annual Board Survey
16th Best Board of Directors in Canada

March 2002: Prospectors and Developers Association of Canada (PDAC)
2001 Viola R. MacMillan Award for Developer of the Year

March 2002: Fast Company's "The Fast 50" - Champion of Innovation.
First Annual Global Readers' Challenge

February 2002: Investor Relations Magazine 2002 Awards
Best Senior Management Communications in Canada - nominated for three other awards.

September 2000: Business Week's "Web Smart 50"
One of the 50 most innovative companies on the web worldwide.

He holds an MBA from Schulich School of Business, York University, Toronto, Canada, a BA from University of Western Ontario, London, Ontario, Canada.

Rob is a passionate innovator and marketer and an avid recreational competitor. A member of WPO, the Canadian Council of Chief Executives and the Dean's Advisory Board, Schulich School of Business.

His community efforts are designed to encourage excellence and innovation in health care and education. Rob has donated in excess to $15 million, over the past three years including: $10 million to establish the McEwen Centre for Regenerative Medicine at the Toronto General Hospital; $1.5 million to Schulich School of Business, Toronto; $1.0 million to the Red Lake Margaret Cochenour Memorial Hospital and $0.7 million to two museums and a church.